Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

CYBEX INTERNATIONAL, INC.

a New York corporation,

CYB MERGER CORP.

a New York corporation,

and

UM HOLDINGS, LTD.

a New Jersey corporation

October 17, 2012

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

-iii-

INDEX OF DEFINED TERMS

Term	Section

Affiliate	1.01
Agreement	Preamble
Alternative Financing	6.03(b)
Alternative Financing Commitment	6.03(b)
Bank Financing Commitments	5.09(a)
Benefit Plans	1.01
Business Day	1.01
Cancelled Shares	3.01(b)
Capitalization Date	4.03
Certificate	3.01(a)(i)
Certificate of Merger	2.03
Change in Recommendation	6.02(d)
Closing	2.02
Closing Date	2.02
Code	3.02(h)
Company	Preamble
Company Board	4.04(b)
Company Board Recommendation	4.04(b)
Company Bylaws	6.01(a)(iii)
Company Charter	6.01(a)(iii)
Company Stock	Recitals
Company Information	4.10
Company SEC Documents	4.05(a)
Company Stock Option	3.03(b)
Company Stock Plans	3.03(b)
Company Stock-Based Awards	4.03
Competing Transaction	6.02(c)
Contract	1.01
Converted Shares	3.01(a)
NYBCL	2.01
Effective Time	2.03
Exchange Act	4.05(a)
Exchange Fund	3.02(a)
Expenses	1.01
Filed Company SEC Documents	Article IV
Financial Advisor	4.08
Financing	5.09(a)
Financing Agreements	6.03(b)
Financing Commitments	5.09(a)
Financing Conditions	6.03(a)
GAAP	4.05(b)

iv

Governmental Entity	1.01
Indemnified Party	7.04(a)
Interim Period	6.01(a)
Key Persons	6.01(a)(vii)
Knowledge	1.01
Law	1.01
Liens	4.02
Material Adverse Effect	1.01
Merger	Recitals
Merger Consideration	Recitals
Merger Sub	Preamble
Mezzanine Financing Commitments	5.09(a)
Order	1.01
Outside Date	9.01(b)(i)
Parent	Preamble
Parent Information	5.05
Parent Material Adverse Effect	1.01
Paying Agent	3.02(a)
Person	1.01
Potential Restricted Stock Grants	3.03(c)
Preferred Stock	4.03
Proxy Statement	4.10
Representative	1.01
Schedule 13E-3	4.10
SEC	5.02(b)
Securities Act	4.05(a)
Solvent	5.08
SOX	4.05(a)
Special Committee	Recitals
Stockholder Approval	4.07
Stockholders	3.01
Stockholders’ Meeting	7.01(c)
Subsidiary	1.01
Surviving Corporation	2.01
Tax	1.01
Taxing Authority	1.01
Third Party	6.02(a)

v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 17, 2012, by and among UM HOLDINGS, LTD., a New Jersey corporation (“Parent”), CYB MERGER CORP., a New York corporation (“Merger Sub”), and CYBEX INTERNATIONAL, INC., a New York corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of the Company and of Merger Sub, and a special committee of the board of directors of the Company (the “Special Committee”), each has approved and declared advisable, and the board of directors of Parent has approved, this Agreement and the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.10 per share, of the Company (the “Company Stock”), owned by the Public Stockholders (as defined below), will be converted into the right to receive Two Dollars and Fifty-Five Cents ($2.55) in cash, per share, without interest (the “Merger Consideration”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. For purposes of this Agreement:

(a) “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes hereof, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person by virtue of ownership of voting securities, by contract or otherwise.

(b) “Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) and all employment benefit, compensation, stock option, stock purchase, restricted stock, deferred compensation, retiree medical or life insurance, split dollar insurance, supplemental retirement, severance, change of control, fringe benefit, bonus, incentive, employee loan or other employee benefit, arrangements, plans, policies or programs, in each case, which are provided, maintained, contributed to or sponsored by the Company or any of its Subsidiaries on behalf of current or former directors, officers, employees, or consultants or for which the Company or any of its Subsidiaries has any liability, contingent or otherwise.

(c) “Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York are authorized by Law or executive order to be closed.

(d) “Contract” means any contracts, agreements, arrangements, leases, licenses, obligations, commitments and undertakings, whether written or oral, express or implied.

(e) “Expenses” means with respect to any party hereto, all reasonable documented out-of-pocket expenses (including counsel, accountants, investment bankers, experts and consultants of the party, and filing and related fees) incurred by such party on its behalf in connection with or related to authorization, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including, inter alia, the organization of Merger Sub and the preparation of the Proxy Statement and Schedule 13E-3, as applicable.

(f) “Governmental Entity” means any of the following: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental, regulatory or administrative body, division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

(g) “Knowledge” means, with respect to any matter in question, the actual knowledge of the Company’s Chief Executive Officer, as well as that knowledge that a reasonably prudent Chief Executive Officer of a public reporting company would have pertaining to such matter in the course of performing his duties in a reasonable and diligent manner.

(h) “Law” means, any federal, state, local, provincial or foreign statutory or common law, and any ordinance, rule or regulation of a Governmental Entity.

(i) “Material Adverse Effect” means any fact, circumstance, change, occurrence or effect that, individually or in the aggregate with all other facts, circumstances, changes, occurrences or effects, (1) is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), results of operations or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, or (2) that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the ability of the Company to consummate the Merger, except for any such facts, circumstances, changes, occurrences or effects arising out of or relating to (i) the announcement or the existence of this Agreement and the transactions contemplated hereby, or actions by Parent or the Company required to be taken pursuant to this Agreement, (ii) changes in general economic or political conditions or the financial markets (so long as the Company and its Subsidiaries, taken as a whole, are not disproportionately affected thereby), (iii) changes in applicable Laws, rules, regulations or orders of any Governmental Entity or interpretations thereof by any Governmental Entity or changes in accounting rules or principles (so long as the Company and its Subsidiaries, taken as a whole, are not disproportionately affected thereby), (iv) changes affecting generally the industries in which the Company or its Subsidiaries conduct business so long as the Company and its Subsidiaries, taken as a whole, are not disproportionately affected thereby) or (v) any outbreak or escalation of hostilities or war or any act of terrorism (so long as the Company and its Subsidiaries, taken as a whole, are not disproportionately affected thereby).

(j) “Order” means any decree, order, judgment, ruling, writ, award, injunction, stipulation or consent of or by a Governmental Entity.

(k) “Parent Material Adverse Effect” means any fact, circumstance, change, occurrence, or effect that, individually or in the aggregate with all other facts, circumstances, changes, occurrences or effects, would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or the other transactions contemplated by this Agreement.

(l) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, or other entity.

(m) “Public Stockholders” means all of the Stockholders other than Parent, the stockholders of Parent or the Subsidiaries of Parent.

(n) “Representative” means any officer, employee, counsel, investment banker, accountant, consultant, debt financing source, or other authorized representative of any Person.

(o) “Subsidiary” of any Person means another Person of which such first Person directly or indirectly owns an amount of the voting securities, other voting rights or voting partnership interests sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests thereof).

(p) “Tax” means any federal, state, local or foreign income, gross receipts, property, sales, use license, excise, franchise employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any related interest, penalty, addition to tax or additional amount.

(q) “Taxing Authority” means any federal, state, local or foreign government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority.

Section 1.02 Interpretation. When a reference is made in this Agreement to an “Article,” or a “Section,” such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof’, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The parties have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Business Corporation Law of the State of New York (the “NYBCL”), Merger Sub shall be merged with and into the Company at the Effective Time, as defined below. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all of the rights and obligations of Merger Sub and the Company in accordance with the NYBCL.

Section 2.02 Closing. Unless this Agreement shall have been terminated in accordance with the terms of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the third Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions), at the offices of Archer & Greiner, PC, 1 Centennial Square, Haddonfield, NJ, at 10:00 am (local time), unless another time, date or place is agreed to in writing by Parent and the Company; provided, however, that if all the conditions set forth in Article VIII shall no longer be satisfied or (to the extent permitted by applicable Law) waived on such third Business Day, then the Closing shall take place on the first Business Day on which all such conditions shall again have been satisfied or (to the extent permitted by applicable Law) waived unless another time is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 2.03 Effective Time. Subject to the provisions of this Agreement, upon consummation of the Closing, the parties shall file with the Secretary of State of the State of New York a certificate of merger regarding the Merger (the “Certificate of Merger”) in accordance with the relevant provisions of the NYBCL and, as soon as practicable on or after the Closing Date, shall make or cause to be made all other filings or recordings required under the NYBCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of New York, or at such later time as Parent and the Company shall agree in writing and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 2.04 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the NYBCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.05 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) The certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended as of the Effective Time as a result of the Merger as provided in this Section 2.05, and as so amended and restated, shall be the Surviving Corporation’s certificate of incorporation until thereafter changed or amended as provided therein or by applicable Law.

(i) Article Third of the certificate of incorporation is amended to read in its entirety as follows:

“THIRD: The total number of shares which the Corporation shall have the authority to issue is one hundred thousand (100,000), which shall be Common Shares of the par value one cents ($.01) per share.”

(b) The by-laws of the Company, as in effect as of immediately prior to the Effective Time, shall be amended and restated as of the Effective Time so as to read in their entirety as the by-laws of Merger Sub as in effect immediately prior to the Effective Time (except the references to Merger Sub’s name shall be replaced by references to Cybex International, Inc.) and, as so amended and restated, shall be the Surviving Corporation’s by-laws until thereafter changed or amended as provided therein or by applicable Law.

Section 2.06 Directors and Officers of the Surviving Corporation. From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.07 Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either Merger Sub or the Company or both, or (ii) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either Merger Sub or the Company or both, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Merger Sub or the Company, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to, or under any of the rights, privileges, powers, franchises, properties or assets of Merger Sub and the Company, and otherwise to carry out the purposes of this Agreement.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT

CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 3.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent, Merger Sub, the Company, or the holder of any shares of Company Stock (collectively, the “Stockholders”) or of any other of the following securities:

(a) Conversion of Company Stock.

(i) Subject to Section 3.01(d), each share of Company Stock issued and outstanding immediately prior to the Effective Time owned by the Public Stockholders shall be converted into the right to receive the Merger Consideration on the terms set forth in this Agreement (the “Converted Shares”). As of the Effective Time, subject to Section 3.01(d), all of the Converted Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate or uncertificated shares representing Company Stock which immediately prior to the Effective Time represented any such Converted Shares (each a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be issued or paid in consideration therefor upon surrender of such Certificate and other required documentation in accordance with Section 3.02 (c). The right of any holder of a Certificate to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding that is required under applicable tax Law.

(ii) The shares of Company Stock that are owned, directly or indirectly, by Parent, Merger Sub or Parent’s Subsidiaries or stockholders immediately prior to the Effective Time shall be converted into the right to receive one (1) share of the common stock of the Surviving Corporation for every one hundred (100) shares of Company Common Stock owned by such person, with any fractional share rounded up to the next whole number.

(b) Cancellation of Certain Stock. Each share of Company Stock that is held in the treasury of the Company (the “Cancelled Shares”) shall be automatically canceled and shall cease to exist, and no consideration shall be delivered in exchange therefore.

(c) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be automatically canceled and shall cease to exist, and no consideration shall be delivered in exchange therefore.

(d) Certain Adjustments. Notwithstanding anything herein to the contrary, if between the date of this Agreement and the Effective Time, (i) the outstanding shares of Company Stock shall have been changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, (ii) a stock dividend or dividend payable in any other securities of the Company shall be declared with a record date within such period, or (iii) any similar event shall have occurred, then in any such case the Merger Consideration shall be appropriately adjusted to reflect such action; provided, however that nothing in this Section 3.01(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.02 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate and enter into an agreement with a bank, trust company or transfer agent that is reasonably satisfactory to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration. Prior to the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, for the benefit (from and after the Effective Time) of the holders of Certificates, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 3.01(a). All cash deposited with the Paying Agent pursuant to this Section 3.02(a) shall hereinafter be referred to as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and which shall be in customary form and have such other provisions as Parent may reasonably specify), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Each holder of record of one or more Certificates shall, upon surrender to the Paying Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, be entitled to receive in exchange therefor the amount of cash to which such holder is entitled pursuant to Section 3.01(a), and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration in accordance with this Section 3.02(b) may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents required to evidence and effect such transfer) and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate. No payment of Merger Consideration shall be paid to any holder of a Certificate with respect to the Converted Shares represented by such Certificate until the holder of such Certificate shall have surrendered such Certificate in accordance with this Article III. Until surrendered as contemplated by this Section 3.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration to which such holder is entitled to receive in respect of such Certificate pursuant to this Article III. Following the surrender of any Certificate, there shall be paid to the record holder of the Certificate representing whole shares of Company Stock issued in exchange therefor, without interest, at the time of such surrender, the Merger Consideration payable in respect therefor in accordance with this Article III. No interest shall be paid or will accrue on any payment to holders of Certificates pursuant to the provisions of this Article III.

(c) No Further Ownership Rights in Company Stock. The Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock formerly represented by such Certificates. At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the Company Stock. If, after the Effective Time, any Certificate is presented to the Surviving Corporation or Parent for transfer, it shall be canceled against delivery of the Merger Consideration as provided in this Article III.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for twelve (12) months after the Effective Time shall, upon the demand of Parent, be delivered to the Surviving Corporation. Any holders of the Certificates who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration in accordance with this Article III.

(e) No Liability. None of Parent, the Company, the Surviving Corporation or the Paying Agent or any of their respective Affiliates shall be liable to any Person in respect of any Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered immediately prior to the date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest the cash included in the Exchange Fund as directed by Parent prior to the Effective Time and by the Surviving Corporation after the Effective Time; provided, that, such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase contracts with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $500 million (based on the most recent financial statements of such bank which are then publicly available). If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, the Surviving Corporation shall promptly deposit or cause to be deposited into the Exchange Fund an amount in cash which is equal to such deficiency in order to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall be payable to Parent prior to the Effective Time and to the Surviving Corporation after the Effective Time.

(g) Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the entering into of an indemnity or the posting of a bond (in such reasonable amount as the Surviving Corporation may direct) as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

(h) Withholding Rights. The Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates such amounts as the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Certificates in respect of which such deduction and withholding was made by the Surviving Corporation or the Paying Agent.

Section 3.03 Stock Options; Restricted Stock.

(a) In accordance with the Company Stock Plans, upon the Effective Time, each unvested Company Stock Option that is then outstanding shall immediately become fully vested and exercisable. Prior to the Closing Date, the Company shall take all necessary steps under the Company Stock Plans to (i) cancel, immediately prior to the Effective Time, each then-outstanding Company Stock Option (provided that, if deemed necessary or appropriate, the Company may obtain from the holder of such Company Stock Option any consent, in writing, confirming such cancellation), in exchange for an amount in cash (less any applicable withholding required by Law) payable at or as soon as practicable after the Effective Time, equal to the product of (A) the total number of shares of Company Stock underlying such Company Stock Option and (B) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Stock Option, and (ii) make any amendments to the Company Stock Plans that may be necessary or desirable to implement the foregoing.

(b) For purposes of this Agreement, “Company Stock Option” means any option or right to purchase Company Stock granted under one or more of the Company Stock Plans. “Company Stock Plans” mean the Company 1995 Omnibus Incentive Plan and the 2005 Omnibus Incentive Plan.

(c) Senior officers of the Company are eligible to receive a portion of the bonus that may become payable under the 2012 Management Incentive Compensation Bonus Program in restricted stock (the “Potential Restricted Stock Grants”). Promptly after the date hereof, the Company shall take all necessary steps in order to obtain from each such officer his agreement that, subject to the consummation of the Merger, any such bonus that becomes payable shall be paid solely in cash.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement (“Filed Company SEC Documents”) (other than any forward-looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward-looking statements and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature), and provided that, in no event shall any disclosure in any Filed Company SEC Documents qualify or limit the representations and warranties of the Company set forth in Sections 4.03 or 4.04, or (ii) to the extent that the Chief Executive Officer or the President/Chief Operating Officer/Chief Financial Officer of the Company has Knowledge otherwise, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.01 Organization, Standing and Corporate Power. The Company and each of its Subsidiaries is validly existing under the Laws of the jurisdiction of its incorporation or formation, as the case may be. The Company and each of its Subsidiaries has all requisite corporate or similar power and authority and possesses all governmental licenses, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted, except where the failure to have such power, authority, licenses, permits, authorizations and approvals would not have a Material Adverse Effect.

Section 4.02 Subsidiaries. All of the issued and outstanding capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized, validly issued and are fully paid and nonassessable and are directly or indirectly owned by the Company, free and clear of all pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”), other than Liens imposed by or arising under applicable Law, Liens which may be imposed pursuant to the Financings and Liens which are not material, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests. Except as set forth in the Filed Company SEC Documents and except for the capital stock of, or voting securities or equity interests in, its Subsidiaries, the Company does not own, directly or indirectly, as of the date of this Agreement, any capital stock of, or other voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity, or any options, warrants, rights or securities convertible, exchangeable or exercisable therefor.

Section 4.03 Capital Structure. The authorized capital stock of the Company consists of 500,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”), and 30,000,000 shares of Company Stock. At the close of business on September 29, 2012 (the “Capitalization Date”), (i) 17,143,050 shares of Company Stock were issued and outstanding, (ii) 611,125 shares of Company Stock were subject to outstanding Company Stock Options with a weighted average exercise price of $2.36 per share, (iii) 75,000 shares of Company Stock were subject to an outstanding warrant (the “Warrant”) with an exercise price of $0.10 per share, and (iv) no shares of Preferred Stock were issued or outstanding. Except as set forth above, at the close of business on the Capitalization Date, no shares of capital stock or other voting securities or equity interests of the Company were issued, reserved for issuance (other than with respect to such shares reserved for issuance upon the exercise of Company Stock Options and the Warrant) or outstanding. There are no outstanding stock appreciation rights, “phantom” stock rights, restricted stock units, performance units, rights to receive shares of Company Stock on a deferred basis or other rights (other than Company Stock Options and the Potential Restricted Stock Grants) that are linked to the value of Company Stock (collectively, “Company Stock-Based Awards”). The Company has provided or made available to Parent a true and complete list, as of the date of this Agreement, of each outstanding Company Stock Option and the exercise price thereof. The Company Stock is listed on the NASDAQ Global Market. All Company Stock Options were issued under the Company Stock Plans. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth above in this Section 4.03 and except for issuances of shares of Company Stock pursuant to the exercise of Company Stock Options or the Warrant, (A) there are not issued, reserved for issuance or outstanding (1) any shares of capital stock or other voting securities or equity interests of the Company, (2) any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company, (3) any warrants, calls, options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company, or (4) any Company Stock-Based Awards, and (B) there are not any outstanding obligations of the Company to repurchase, redeem or otherwise acquire any such shares of capital stock, equity interests or other securities or to register, issue, deliver or sell, or cause to be issued, delivered or sold, any such shares of capital stock, equity interests or other securities. Neither the Company nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any such securities.

Section 4.04 Authority.

(a) Power and Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Stockholder Approval and the governmental filings and other matters referred to in the last sentence of this Section 4.04(a), to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the

Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company or any filing under the pre-notification rules under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the consummation of the Merger, to the obtaining of the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity.

(b) Board Resolutions. Upon the recommendation of the Special Committee, the board of directors of the Company (the “Company Board”), at a meeting duly called and held, duly adopted resolutions (i) approving and declaring this Agreement and the Merger advisable and fair to and in the best interest of the Company and the Public Stockholders, and (ii) recommending that the Stockholders adopt this Agreement and approve the Merger, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way (the “Company Board Recommendation”). The members of the Company Board who are not Affiliates of the Parent or the Merger Sub unanimously approved the Merger.

Section 4.05 Company SEC Documents.

(a) SEC Filings. The Company has filed with or furnished to the SEC, on a timely basis, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by the Company since January 1, 2008 (such documents, together with any documents filed during such period by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”). As of their respective filing dates, or, if revised, amended, supplemented or superseded by a later-filed Company SEC Document filed prior to the date of this Agreement, as of the date of filing of the last such revision, amendment, supplement or superseding filing, the Company SEC Documents complied in all material respects with, to the extent in effect at the time of filing, the requirements of the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”), the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”) and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) applicable to such Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company SEC Documents (as revised, amended, supplemented or superseded by a later-filed Company SEC Document) contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, which individually or in the aggregate would require an amendment, supplement or corrective filing to such Company SEC Documents.

(b) Financial Statements. Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents complied at the time it was filed in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, had been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except as otherwise noted therein and, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations reflected or reserved against on the balance sheet of the Company and its Subsidiaries as of June 30, 2012 included in the Filed Company SEC Documents (including the notes thereto), (ii) liabilities or obligations incurred after June 30, 2012 in the ordinary course of business, (iii) liabilities incurred in connection with the Merger and the other transactions contemplated hereby or (iv) liabilities or obligations which would not have a Material Adverse Effect. None of the Subsidiaries of the Company are, or have at any time been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 4.06 Operational Matters. Since January 1, 2012, except as contemplated herein, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business. Except as otherwise expressly set forth in the Company SEC Documents, since January 1, 2012, there has not been any event, fact, violation, circumstance or other matter that has or have had, or would be reasonably expected to, either individually or in the aggregate, a Material Adverse Effect. Each of the Company and the Subsidiaries is in compliance in all material respects with, and has not received notice of any violation of, any applicable Law or Order of any Governmental Entity, whereby the effect of any such violation would be reasonably expected to, either individually or in the aggregate, cause a Material Adverse Effect.

Section 4.07 Voting Requirements. Assuming the accuracy of the representations and warranties of the Parent and Merger Sub in Article V, the only votes of Stockholders required by law or this Agreement to approve this Agreement and the Merger at the Stockholders’ Meeting or any adjournment or postponement thereof, are as follows (the votes in clauses (a) and (b) below, collectively, the “Stockholder Approval”):

(a) the affirmative vote of at least two-thirds of the outstanding shares of Company Stock; and

(b) the affirmative vote of at least a majority of the outstanding shares of Company Stock held by the Public Stockholders.

Section 4.08 Brokers and Other Advisors. Except for Duff & Phelps Securities, LLC (the “Financial Advisor”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered to Parent true, complete and accurate copies of all written agreements entered into on or prior to the date of this Agreement with the Financial Advisor under which any fees or expenses are payable and all indemnification and contribution related to its engagement are set forth therein.

Section 4.09 Opinion of Financial Advisors. On October 17, 2012, the Special Committee received the opinion of the Financial Advisor to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the Public Stockholders.

Section 4.10 Schedule 13E-3/Proxy Statement; Other Information. None of the information provided by the Company for inclusion in the Schedule 13E-3 or the Proxy Statement (the “Company Information”) will, in the case of the Schedule 13E-3, as of the date of its filing and of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and (ii) at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information that is contained or incorporated by reference in the Schedule 13E-3 or the Proxy Statement other than with respect to the Company Information as forth in this Section 4.10. The Proxy Statement will comply in all material respects with the requirements of the Exchange Act.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.01 Organization, Standing and Corporate Power. Each of Parent and Merger Sub is validly existing under the laws of the States of New Jersey and New York, respectively. Each of Parent and Merger Sub has made available to the Company true, complete and accurate copies of its respective certificate of incorporation and bylaws. Each of Parent and Merger Sub has the requisite corporate power and authority to own, operate or lease its respective properties and to carry on its respective business as it is now being conducted, and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the nature of its respective business or the properties owned, operated or leased by it makes such qualification, licensing or good standing necessary, except where the failure to have such power, authority or to be so qualified, licensed or in good standing, would not have a Parent Material Adverse Effect.

Section 5.02 Authority; Noncontravention

(a) Power and Authority. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary entity action on the part of Parent and Merger Sub and no other proceedings on the part of Parent or Merger Sub (other than approval by Parent as the sole stockholder of Merger Sub, such approval, if not already obtained, to occur immediately after the execution of this Agreement) are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity.

(b) No Conflict. The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement and compliance by Parent and Merger Sub with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent or Merger Sub under (i) the certificate of incorporation and bylaws of Parent or Merger Sub, (ii) any Contract to which Parent or Merger Sub is a party or any of their respective properties or other assets are subject (including any credit facilities or agreements and any other indebtedness arrangements), or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Laws and Orders applicable to Parent or Merger Sub or their respective properties or other assets, other than, in the case of the immediately preceding clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, consents, rights of termination, cancellation, modification or acceleration, losses or Liens that would not have a Parent Material Adverse Effect. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration, notice to or filing with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, except for (x) the filing of (1) an amendment to the Schedule 13D of Parent and (2) the Schedule 13E-3 with the Securities and Exchange Commission (“SEC”), (y) the filing of the Certificate of Merger with the Secretary of State of the State of New York and appropriate documents with the relevant authorities of the other states in which Parent and Merger Sub are qualified to do business, and (z) such other consents, approvals, orders, authorizations, actions, registrations, declarations, notices and filings the failure of which to be obtained or made would not have a Parent Material Adverse Effect.

Section 5.03 Capital Structure; Operations. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are issued and outstanding and owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

Section 5.04 Brokers. No broker, investment banker or financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.05 Schedule 13E-3/Proxy Statement; Other Information. None of the information provided by Parent or Merger Sub with respect to itself for inclusion in the Schedule 13E-3 or the Proxy Statement (the “Parent Information”) will, in the case of the Schedule 13E-3, as of the date of its filing and of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto and (ii) at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information that is contained or incorporated by reference in the Proxy Statement or the Schedule 13E-3 other than with respect to the Parent Information as set forth in this Section 5.05.

Section 5.06 Absence of Arrangements with Management. Except for this Agreement, as of the date of this Agreement, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or any of its Affiliates (other than the Company), on one hand, and or any member of the Company’s management or Board or any Stockholder (other than Parent, Parent’s Subsidiaries or Parent’s stockholders), relating to the transactions contemplated by this Agreement.

Section 5.07 Access to Information and Investigation by Parent. Parent and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives, as of the date hereof, have requested to review, and that it and its Representatives have had full opportunity to meet with officers and other Representatives of the Company for the purpose of investigating and obtaining information regarding the Company’s business, operations and legal affairs. Parent has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and its Subsidiaries, which investigation, review and analysis was done by Parent and, to the extent Parent deemed appropriate, by Parent’s Representatives. Without limiting the generality of the foregoing, none of the Company or its Subsidiaries nor any of their respective Representatives or any other person has made a representation or warranty to Parent with respect to (i) any projections, estimates or budgets for the Company or its Subsidiaries or (ii) any material, documents or information relating to the Company or its Subsidiaries made available to Parent, except as expressly and specifically covered by a representation or warranty set forth in Article IV.

Section 5.08 Solvency. Assuming the satisfaction of the conditions to the obligation of Parent to consummate the Merger, or the waiver of such conditions, and the accuracy of the representations and warranties of the Company set forth in Article IV hereof, then immediately after giving effect to the transactions contemplated by this Agreement, including payment of all amounts required to be paid in connection with the consummation of the transactions contemplated herein and payment of all related fees and expenses, each of the Parent and the

Surviving Corporation will be Solvent. For purposes of this Section 5.09, the term “Solvent” with respect to any Person means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (A) the value of all “liabilities of such Person and its Subsidiaries, taken as a whole, including contingent liabilities valued at the amount that is reasonably expected to become due”, as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the liabilities that are reasonably expected to become due of such Person and its Subsidiaries, taken as a whole, on its existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) such Person and its Subsidiaries, taken as a whole, will not have, as of such date, an unreasonably small amount of capital for the operation of their businesses in which they are engaged or proposed to be engaged by Parent following such date, and (iii) such Person and its Subsidiaries, taken as a whole, will be able to pay their liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person and its Subsidiaries will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to satisfy as they become due.

Section 5.09 Financing.

(a) Parent and the Company have received true, accurate and complete copies of term sheets from (i) RBS Citizens, NA (collectively, the “Bank Financing Commitments”), and (ii) Massachusetts Capital Resource Company (collectively, the “Mezzanine Financing Commitments” and, together with the Bank Financing Commitments, the “Financing Commitments”) pursuant to which such lenders have agreed, subject only to the terms and conditions set forth therein, to provide or cause to be provided to the Company financing in the amounts set forth therein for the purposes of financing the Merger and related fees and expenses and the other purposes set forth therein (the “Financing”).

(b) As of the date of this Agreement, (i) none of the Financing Commitments have been amended, supplemented or modified, in any respect, and (ii) the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded, in any respect. Each of the Financing Commitments, in the form so delivered, is (x) in full force and effect as of the date hereof and (y) a valid and binding obligation of the Company, Parent and/or Merger Sub, as applicable, and, to Parent’s knowledge, each of the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in the Financing Commitments. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Company, Parent or Merger Sub under any term or condition of the Financing Commitments. Parent is unaware of any fact or occurrence existing on the date hereof that (with or without notice, lapse of time, or both) would reasonably be expected to (w) make any of the assumptions or any of the statements set forth in the Financing Commitments inaccurate in any material respect, (x) result in any of the conditions in the Financing Commitments not being satisfied, (y) cause any of the Financing Commitments to cease to be in full force and effect, or (z) otherwise result in the funding contemplated by the Financing

Commitments not being available by the Outside Date in order to consummate the Merger. The Company, Parent and/or Merger Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement, if any. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to the Company, Parent and/or Merger Sub on the terms therein. Subject to the terms and conditions of each of the Financing Commitments and this Agreement, the aggregate proceeds contemplated by the Financing Commitments, together with the cash projected to be on hand of the Company at the Effective Time, will be sufficient to pay the aggregate Merger Consideration and any other amounts required to be paid in connection with the consummation of the Merger, to make any repayment or refinancing of indebtedness contemplated in connection with the transactions contemplated hereby and to pay all related fees and expenses.

Section 5.10 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock in Parent is necessary to approve this Agreement and the Merger. The vote or consent of Parent, as the sole stockholder of Merger Sub, has been given and is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement and the Merger. Neither Parent, Merger Sub nor any other party has entered into or granted any voting trusts, stockholders’ agreements, proxies or other similar instruments with respect to any voting securities of Merger Sub.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS; NO SOLICITATION; DEBT

FINANCING

Section 6.01 Conduct of Business by the Company.

(a) During Interim Period. During the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with the provisions of Section 8.01 or the Effective Time (the “Interim Period”), except as contemplated by this Agreement or as consented to in writing in advance by Parent, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact its current business organizations, to keep available the services of its current officers, key employees and consultants and to preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the Interim Period, except as contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent (which Parent may provide or withhold in its reasonable discretion):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect Subsidiary wholly-owned by the Company to the Company or another directly or indirectly wholly-owned Subsidiary of the Company in the ordinary course of business consistent with past practice, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of shares of Company Stock upon the exercise of Company Stock Options or the Warrant or as required pursuant to Contracts as in effect on the date of this Agreement in accordance with their respective terms on the date of this Agreement);

(iii) amend or waive any provision in the Company Charter or the Company Bylaws or other comparable charter or organizational documents of any of the Company’s Subsidiaries, except as may be required by applicable Law or the rules and regulations of the SEC or, in the case of the Company, enter into any agreement with any of its Stockholders in their capacity as such;

(iv) directly or indirectly acquire, (A) by merging or consolidating with, by purchasing a substantial portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any Person or division, business or equity interest of any Person, or (B) any material asset or assets, except for capital expenditures;

(v) (A) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing (other than borrowings under the Company’s existing loan facilities in the ordinary course of business), or (B) make any loans or advances to any other Person, except for loans, advances, capital contributions or investments between any Subsidiary of the Company and the Company or another Subsidiary of the Company in the ordinary course of business consistent with past practice;

(vi) except as required by Law or any judgment, (A) pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the most recent financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents (for amounts not in excess of such reserves), or (B) cancel any material indebtedness;

(vii) except (x) as required to ensure that any Benefit Plan is not then out of compliance with applicable Law, or (y) to comply with any Benefit Plan or Contract entered into prior to the date of this Agreement, (A) adopt, enter into, terminate or amend (1) any collective bargaining Contract or Benefit Plan or (2) any other Contract, plan or policy involving the Company or any of its Subsidiaries as applied to directors and executive officers of the Company (“Key Persons”) or (B) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any discretionary bonus of any kind or amount whatsoever to, any current or former director, officer, employee or consultant, except in the ordinary course of business consistent with past practice to employees of the Company or its Subsidiaries other than Key Persons.

(viii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than among wholly-owned Subsidiaries of the Company); or

(ix) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

(b) Advice of Changes; Filings. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly advise the other party in writing if (i) any representation, warranty, condition or agreement made by it contained in this Agreement becomes untrue or inaccurate in a manner that would result in the failure of any one more of the conditions set forth in Section 8.02(a) or 8.02 (b) or Section 8.03(a) or 8.03(b), and (ii) the Company or Parent or Merger Sub fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions precedent to the obligations of the parties under this Agreement.

(c) Confidential Portions of Governmental Entity Filings. The Company and Parent shall, to the extent permitted by Law, promptly provide the other with copies of all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated by this Agreement, other than the portions of such filings that include confidential or proprietary information not directly related to the transactions contemplated by this Agreement.

(d) Actions Taken at Direction of CEO. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any agreement, covenant or obligation hereunder including, without limitation, those set forth in Articles VI and VII hereof, if the alleged breach is the proximate result of action taken by the Company at the direction or with the active participation of its Chief Executive Officer or the President/Chief Operating Officer/Chief Financial Officer without the approval or direction of the Company Board (including the affirmative vote or written consent of each of the members of the Special Committee) or the Special Committee.

Section 6.02 No Solicitation of Competing Transactions.

(a) The Company (acting through the Board of Directors or the Special Committee or otherwise) shall not, directly or indirectly, through any representative or otherwise, initiate, solicit or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its representatives to take any such action; provided, however, that the foregoing shall not prohibit the Special Committee or the Board of Directors (acting through and at the direction of the Special Committee) (either directly or indirectly through advisors, agents or other intermediaries) from (i) furnishing information in writing or orally (through the Company’s employees and advisors) pursuant to a customary confidentiality letter (a copy of which shall be provided for informational purposes only to Parent) concerning the Company and its businesses, properties or assets to any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than Parent or its affiliates (a “Third Party”), in response to any unsolicited inquiry, proposal or offer, (ii) engaging in discussions or negotiations with such a Third Party that has made such inquiry, proposal or offer, (iii) following receipt of a bona fide proposal relating to a Competing Transaction, taking and disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2 (a) under the Exchange Act or otherwise making disclosure to its stockholders with respect to such proposal, (iv) following receipt of a bona fide proposal relating to a Competing Transaction, withdrawing or modifying its recommendation of this Merger Agreement, and/or (v) terminating this Merger Agreement, but in each case referred to in the foregoing clauses (i) through (v) only to the extent that the Special Committee shall have concluded in good faith after consultation with counsel that failure to take such action would be inconsistent with the Special Committee’s or the Board of Directors’ fiduciary duties to the stockholders of the Company under applicable law.

(b) At all times prior to the Effective Time, the parties shall promptly (and in no event with a delay of more than 48 hours) notify one another upon receipt of a proposal for a Competing Transaction.

(c) For purposes of this Agreement, “Competing Transaction” shall mean a transaction or proposal involving the Company (other than the Merger and the other transactions contemplated by this Agreement) as to which the Special Committee, in good faith after consultation with counsel, shall have concluded would, if effectuated, result in a change of control of the Company necessitating the filing by the Company of a Current Report on Form 8-K pursuant to Item 5.01 thereof.

(d) Change in Recommendation. Subject to compliance with its obligations under Rules 14d-9 or 14e-2 under the Exchange Act, as applicable, the Company shall be deemed to be in breach of this Agreement in the event that the Special Committee or the Company Board modifies or amends (or publicly proposes to modify or amend) in a manner adverse to Parent or withdraws (or publicly propose to withdraw) the Company Board Recommendation (being referred to as a “Change in Recommendation”) unless (i) prior to the Company’s obtaining the Stockholder Approval, in connection with such Change in Recommendation, the Special

Committee determines, in good faith (after consultation with its legal counsel), that the failure to effect a Change in Recommendation would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (ii) the Financial Advisor shall have withdrawn, materially amended or materially modified its opinion dated October 17, 2012 to the effect that the Merger Consideration is fair, from a financial point of view, to the Public Stockholders or (iii) such action is otherwise permitted by this Section 6.02.

Section 6.03 Financing.

(a) Each of the Company, Parent and Merger Sub shall use its best efforts to complete the Financing on the terms and conditions described in the Financing Commitments as promptly as practicable but in any event on or before the Outside Date, including using its best efforts to (i) negotiate definitive agreements with respect thereto (A) on the terms and conditions contained in the Financing Commitments or (B) on other terms and conditions that (1) are no less favorable to the Company, Parent and Merger Sub taken as a whole, (2) do not impose any conditions other than those set forth in the Financing Commitments (the “Financing Conditions”) or adversely change in any material respect any Financing Condition, and (3) would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company, Parent or Merger Sub to consummate the Merger on or before the Outside Date, (ii) satisfy on a timely basis all conditions applicable to the Company, Parent and/or Merger Sub in such definitive agreements that are within their control and (iii) not permit any amendment or modification to be made to, or any waiver of, any material provision or remedy under the Financing Commitments, if such amendment, modification or waiver (A) imposes any new or additional conditions or adversely changes in any material respect any Financing Condition or (B) would reasonably be expected to prevent, materially delay or materially impair the ability of the Company, Parent or Merger Sub to consummate the Merger on or before the Outside Date.

(b) If all or a portion of the Financing becomes unavailable in accordance with the terms of the Financing Commitments, then (i) Parent shall notify the Company promptly and (ii) the Company, Parent and Merger Sub shall use their respective reasonable best efforts to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event, on terms that (A) are no less favorable than those in the Financing Commitments to the Company, Parent and Merger Sub taken as a whole and (B) would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company, Parent or Merger Sub to consummate the Merger on or before the Outside Date (the “Alternative Financing”), and to obtain a new financing commitment letter related to such Alternative Financing (the “Alternative Financing Commitment”). If applicable, each of the Company, Parent and Merger Sub shall use their respective best efforts to take, or cause to be taken, all actions and things necessary, proper or advisable to arrange promptly and consummate the Alternative Financing on the terms and conditions described in the Alternative Financing Commitment as promptly as practicable but in any event on or before the Outside Date, including using best efforts to (i) negotiate definitive agreements with respect to the Alternative Financing (such definitive agreements, or any definitive agreements entered into under Section 6.04(a), the “Financing Agreements”) (A) on the terms and conditions contained in the Alternative Financing Commitment or (B) on other terms and conditions that (1) are no less favorable to the Company, Parent and Merger Sub taken as a whole, (2) do not impose any new or additional conditions, or adversely change in any material respect any existing conditions, to the receipt of the Alternative Financing as set forth in the Alternative Financing Commitments and (3) would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company, Parent or Merger Sub to consummate the Merger on or before the Outside Date, (ii) satisfy on a timely basis all conditions applicable to the Company, Parent and Merger Sub in such definitive agreements that are within their control, and (iii) upon satisfaction of such conditions, to use their best efforts to cause the funding of such Alternative Financing.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Preparation of the Proxy Statement and Schedule 13E-3- Stockholders’ Meeting.

(a) Proxy Statement. As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file the Proxy Statement with the SEC. The Company shall cause the Proxy Statement to be mailed to the Stockholders as promptly as practicable after the SEC confirms that it has no comments, or no further comments, with respect to the Proxy Statement. Parent shall furnish to the Company all information as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Proxy Statement. No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the Merger.

(b) Schedule 13E-3. Concurrently with the initial filing of the Proxy Statement with the SEC, Parent and its Affiliates shall, in cooperation with and subject to the approval of the Special Committee, prepare and file with the SEC, together with the Company, the Schedule 13E-3. Parent and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to provide the other party and its counsel and the Special Committee with copies of any comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 promptly after receipt thereof. The Company shall promptly furnish to Parent all information concerning the Company and its executive officers and directors as may reasonably be requested in connection with the preparation of the Schedule 13E-3. The Company and its counsel and the Special Committee shall be given a reasonable opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to filing with or delivering to the SEC.

(c) Stockholders’ Meeting. Unless there has been a Change in Recommendation permitted by Section 6.02, the Company shall use its reasonable best efforts, as soon as practicable following the date of this Agreement and the receipt of clearance of the Proxy Statement from the SEC, to establish a record date for, duly call, give notice of, convene and hold a meeting of the Stockholders (the “Stockholders’ Meeting”) for the purpose of obtaining the Stockholder Approval; provided that such date may be extended to the extent reasonably necessary to permit the Company to file and distribute any material amendment to the Proxy Statement and the Schedule 13E-3 as is required by applicable Law. Subject to Section 6.02, the Company Board shall recommend to the Stockholders adoption of this Agreement and the Merger and shall include the Company Board Recommendation in the Proxy Statement. A Change in Recommendation permitted by Section 6.02 will not constitute a breach by the Company of this Agreement. The Company may engage one or more proxy solicitors in connection with the solicitation of proxies or votes from the Stockholders to be cast at the Stockholders’ Meeting.

Section 7.02 Access to Information; Confidentiality.

(a) Parent Access. During the Interim Period, to the extent permitted by applicable Law, the Company shall afford to Parent, and to Parent’s Representatives, reasonable access during normal business hours and upon reasonable prior notice to the Company to all its and its Subsidiaries’ properties, books, Contracts, commitments, personnel and records, and, during such period, the Company shall furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request; provided that such access and inspections shall not unreasonably disrupt the operations of the Company or its Subsidiaries; and provided further, that the Company shall not be required to (or to cause any of its Subsidiaries to) so confer, afford such access or furnish such copies or other information to the extent that doing so would result in a violation of Law, result in the loss of attorney-client privilege or violate confidentiality obligations owing to third parties.

(b) Hold Confidential. Except for disclosures expressly permitted by the terms of this Agreement, Parent shall hold, and shall cause its accountants, counsel, financial advisors and other Representatives to hold, all information received from the Company, directly or indirectly, in confidence and not make any public disclosure thereof; provided, that the foregoing shall not prevent Parent from disclosing such information (i) to the extent required by applicable Law or by a Governmental Entity (including, inter alia, in any Schedule 13D or 13E-3 filing that Parent is required to make), and (ii) to the extent such information is or becomes generally available to the public other than by disclosure by Parent or any Affiliate or Representative of Parent.

Section 7.03 Reasonable Best Efforts.

(a) Actions. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper and advisable to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) that the conditions set forth in Article VIII are satisfied; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, and approvals from Governmental Entities and non-governmental third parties and the making of all necessary registrations, notices and filings (including filings with Governmental Entities); and (iii) the obtaining of all necessary consents, approvals or waivers from third parties. Subject to first having used all reasonable best efforts to negotiate a resolution of any objections underlying such lawsuits or other legal proceedings, the Company and Parent shall use reasonable best efforts to defend and contest any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay, temporary restraining order, or preliminary injunction entered by any Governmental Entity vacated or reversed.

(b) Filings. The Company and Parent shall cooperate and consult with each other in connection with the making of all such filings, notifications and any other material actions pursuant to this Section 7.03, subject to applicable Law, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that material may be redacted (x) as necessary to comply with contractual arrangements, and (y) as necessary to address good faith legal privilege or confidentiality concerns. Neither party shall file any such document or take such action if the other party has reasonably objected (and not withdrawn its objection) to the filing of such document or the taking of such action on the grounds that such filing or action would reasonably be expected to either (i) prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated hereby, or (ii) cause a condition set forth in Article VIII to not be satisfied in a timely manner. Neither party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party.

(c) Advise of Changes. Each of the Company and Parent will promptly inform the other party upon receipt of any material communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company or Parent (or any of their respective Affiliates) receives a request for additional information or documentary material from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it so consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate. Each party will advise the other party promptly of any understandings, undertakings or agreements (oral or written) which the first party proposes to make or enter into with any Governmental Entity in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party will use all reasonable efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Laws, including (subject to first having used all reasonable efforts to negotiate a resolution to any such objections) contesting and resisting any action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, decree, judgment, injunction or other Order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement.

(d) Limitations or Actions. Notwithstanding anything herein to the contrary, no party is required to, and the Company may not, without the prior written consent of Parent, become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company, Parent, Merger Sub, or any of their Affiliates in any manner which, individually or in the aggregate with all other such requirements, conditions, understandings, agreements and Orders could reasonably be expected to have a Material Adverse Effect on the combined business, financial condition or results of operations of Parent, Merger Sub and the Company and its Subsidiaries taken as a whole. Notwithstanding anything in this Agreement to the contrary, the Company will, upon the reasonable request of Parent, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, so long as such requirement, condition, understanding, agreement or Order is binding on the Company only in the event that the Closing occurs. Furthermore, without the prior written consent of the Parent (determined in its sole discretion), in no event shall the Company or Parent or any of their respective Subsidiaries or Affiliates: (i) pay any consideration to, amend or enter into any agreement with, any non-governmental third party to obtain any consent to the Merger or to otherwise comply with Section 7.03(e); or (ii) agree to the imposition of limitations on the ability of Parent or any Affiliate of Parent to hold, or exercise full rights of ownership of, any shares of capital stock of the Surviving Corporation, including the right to vote such shares on all matters properly presented to the stockholders of the Surviving Corporation.

(e) Action as to Laws. The Company and the Company Board shall (i) use reasonable best efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this

Agreement, and (ii) if any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 7.04 Indemnification Exculpation and Insurance.

(a) Assumption. Parent acknowledges and agrees that the Surviving Corporation shall by operation of law assume the obligations with respect to all rights to indemnification, defense and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of the Company or any of its Subsidiaries (each an “Indemnified Party”) to the same extent as provided in the Company’s or any of its Subsidiaries’ certificate or articles of incorporation, bylaws or other organizational documents or any indemnification Contract between such Indemnified Parties (in each case, as in effect on the date of this Agreement), without further action, as of the Effective Time and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Time and that all rights to indemnification, defense or exculpation, as well as to advancement of expenses (including, but not limited to, legal fees), in respect of any action pending or asserted or any claim made within such period shall continue until the full, final and non-appealable disposition of such action or resolution of such claim.

(b) Effect on Successor. In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, the Surviving Corporation shall not consummate any such action unless the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation shall expressly assume the obligations set forth in this Section 7.04 and shall not terminate or modify such obligations in a manner as to adversely affect any Indemnified Party.

(c) Insurance. For six (6) years after the Effective Time, the Surviving Corporation shall maintain (directly or indirectly through the Company’s existing insurance programs) in effect directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the directors’ and officers’ liability insurance policy maintained by the Company or its Subsidiaries on terms with respect to such coverage and amounts comparable to the insurance maintained currently by the Company or its Subsidiaries, as applicable; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to the beneficiaries of the current policies and with carriers having an A.M. Best “key rating” of AX or better, provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time.

(d) Benefit. The provisions of this Section 7.04 (i) are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and (ii) are in addition to, and not in substitution for, any other rights that any such Person may have by Contract or otherwise, including, without limitation, rights to indemnification or contribution. It is expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 7.04. The agreements and covenants contained in this Section 7.04 shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.04 is not prior to, or in substitution for, any such claim under any such policies.

Section 7.05 Fees and Expenses. All Expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such Expenses, whether or not the Merger is consummated. The Company shall pay any and all Expenses reasonably incurred and duly documented by the Special Committee or such other members of the Company Board in connection with the Merger, including but not limited to the reasonable fees and expenses of the Financial Advisor and counsel to the Special Committee.

Section 7.06 Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.01 Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver (except as provided otherwise in this Section 8.01) by both Parent and the Company on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company shall have obtained the Stockholder Approval. This condition is not waivable by either party.

(b) Fairness Opinion. The Financial Advisor shall not have withdrawn, amended or modified its opinion dated October 17, 2012 to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the Public Stockholders. This condition is not waivable by either party.

(c) No Injunctions or Restraints. There shall not be in effect any statute, regulation, order, decree or judgment of any Governmental Entity which makes illegal or enjoins or prevents the consummation of the Merger.

(d) Solvency. The Company shall have received an opinion, in form and substance reasonably satisfactory to Parent and the Company (including to the reasonable satisfaction of the Special Committee), from an independent valuation firm experienced in rendering solvency opinions, to the effect that as of the Closing, the Surviving Corporation will be Solvent. This condition is not waivable by either party.

Section 8.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of the Company contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date. Parent shall have received a certificate signed on behalf of the Company by an officer of the Company to such effect dated as of the Closing Date.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by the Company under this Agreement at or prior to the Closing Date. Parent shall have received a certificate signed on behalf of the Company by an officer of the Company to such effect dated as of the Closing Date.

(c) Consents. There shall not be any consents or approvals of any third parties required in connection with or as a result of the execution, delivery and performance of this Agreement and the consummation by the Company of the Merger and each of the other transactions contemplated hereby under any Contract to which the Company or any of its Subsidiaries is a party or any of their respective properties or other assets are subject or any Law or Order applicable to the Company or any of its Subsidiaries or their respective properties or other assets, except (i) any such consent or approval as has been obtained and such consents are in full force and effect and, (ii) any such consents or approvals which, if not obtained, would not have a Material Adverse Effect.

(d) Director Resignations. The Company shall have received the written resignation of each director of the Company.

(e) Financing. The Financing, in an amount and on terms substantially consistent with the Financing Commitments, shall be advanced to the Surviving Corporation at the Closing.

Section 8.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Parent and Merger Sub contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub, respectively, to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by its respective Chief Executive Officer to such effect dated as of the Closing Date.

Section 8.04 Frustration of Closing Conditions.

Neither the Company, on the one hand, nor Parent and Merger Sub, on the other hand, may rely on the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 7.03.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval:

(a)	by mutual written consent of Parent and the Company;

(b)	by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before April 30, 2013 (the “Outside Date”); provided, however that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose breach of a representation, warranty, covenant or agreement in this Agreement has (directly or indirectly) in whole or in material part been a cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii) if the Stockholder Approval shall not have been obtained at the Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(iii) if any Governmental Entity of competent jurisdiction shall have issued or entered an injunction or similar legal restraint or order permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction, legal restraint or order shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.01(b)(iii) shall have used such reasonable best efforts as may be required by Section 7.03 to prevent, oppose and remove such injunction;

(c) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 8.02, and (ii) is uncured or incapable of being cured by the Company prior to the earlier to occur of (A) ten (10) calendar days following receipt of written notice of such breach or failure to perform from Parent, or (B) the Outside Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if it or Merger Sub is then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement that would cause any of the conditions in Section 8.03 not to be satisfied;

(d) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 8.03, and (ii) is uncured or incapable of being cured by Parent or Merger Sub prior to the earlier to occur of (A) ten (10) calendar days following receipt of written notice of such breach or failure to perform from the Company, or (B) the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if it is then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement that would cause any of the conditions in Section 8.02 not to be satisfied;

(e) prior to obtaining the Stockholder Approval, by the Company, in accordance with and subject to the terms and conditions of, Section 6.02(a); or

(f) by Parent, in the event that (i) the Special Committee or the Company Board shall have made a Change in Recommendation (or publicly proposes to make a Change in Recommendation), or (ii) the Company has failed to comply in any material respect with Section 6.02 (including the Company’s approving, recommending or entering into any actual or proposed acquisition agreement in violation of Section 6.02), or (iii) the Company shall have failed to comply with Section 7.01(c) to include the Company Board Recommendation in the Proxy Statement.

Section 9.02 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or the Company or their directors, officers or stockholders, under this Agreement, other than the provisions of Section 7.02(b), Section 7.05, this Section 9.02 and Article X, which provisions shall survive such termination.

Section 9.03 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Stockholder Approval; provided, however, that after the Stockholder Approval shall have been obtained, there shall be made no amendment that by applicable Law requires further approval by the stockholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.04 Extension; Waiver. At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (iii) subject to the proviso to the first sentence of Section 9.03 and to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions contained herein, except those agreements or conditions, which by their terms are not waivable. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 9.05 Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 9.01 or an amendment of this Agreement pursuant to Section 9.03 shall, in order to be effective, require, in the case of Parent or Merger Sub, action by its respective board of directors, and in the case of the Company, action by the Special Committee or the Company Board.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 10.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

UM Holdings, Ltd.

56 Haddon Avenue

Haddonfield, New Jersey 08033

Attn: John Aglialoro, Chairman

If to the Company, to:

Cybex International, Inc.

10 Trotter Drive

Medway, MA 02053

Attn: John Aglialoro, Chairman and CEO

with a copy to:

Archer & Greiner, P.C.

One Centennial Square

33 East Euclid Avenue

Haddonfield, NJ 08033

Attn: James H. Carll, Esquire

and to:

Lowenstein Sandler PC

65 Livingston Avenue

Roseland, New Jersey 07068

Attn: Peter H. Ehrenberg, Esquire

Section 10.03 Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

Section 10.04 Counterparts. This Agreement may be executed in counterparts (including by facsimile or e-mail), all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by all of the parties and delivered to the other parties.

Section 10.05 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Schedules) and any agreements entered into contemporaneously herewith constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. Except for (i) following the Effective Time, the rights of the Company’s stockholders to receive the Merger Consideration in accordance with Section 3.01(a), and (ii) the provisions of Section 7.04 hereof, this Agreement (including the Schedules) is not intended to and do not confer upon any Person (including, inter alia, the Public Stockholders in their capacity as such) other than the parties hereto any legal or equitable rights or remedies.

Section 10.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflict of law principles that would require the application of the law of another jurisdiction.

Section 10.07 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other party, and any assignment without such consent shall be null and void; provided, however, that Parent may assign any of its rights, interest and obligations under this Agreement to any of its Affiliates without the consent of the Company, but no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.08 Enforcement; Consent to Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in any state or federal court sitting in the County of New York, State of New York. Each of the parties hereto (i) irrevocably consents to submit itself to the personal jurisdiction of any state or federal court sitting in the County of New York, State of New York in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than any state or federal court sitting in the County of New York, State of New York. Any judgment from any such court described above may, however, be enforced by any party in any other court in any other jurisdiction.

Section 10.09 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 10.10 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 10.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be signed by its respective officers hereunto duly authorized, all as of the date first written above.

CYBEX INTERNATIONAL, INC.

By:	/s/ Robert E. Smyth
Name:	Robert E. Smyth
Title:	Chair, Special Committee

UM HOLDINGS, LTD.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	CEO

CYB MERGER CORP.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	President

[Signature Page to Agreement and Plan of Merger]

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